                              ______________________________________________________________________________

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

________________________________________

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

_______________________________

PCD INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title Of Class Of Securities)

n/a*

(Cusip Number Of Class Of Securities)

John L. Dwight, Jr.

President And Chief Executive Officer

PCD Inc.

2 Technology Driver

Peabody, MA 01960-7977

(978) 532-8800

(Name, Address And Telephone Number Of Person Authorized To Receive Notices And Communications On Behalf Of Filing Person)

COPIES TO:

Thomas C. Chase

Hill & Barlow

One International Place

Boston, MA 02110

(617) 428-3000

CALCULATION OF FILING FEE

                    -----------------------------------------------------------------------------------------------------------------------

                    TRANSACTION VALUATION+                                                      AMOUNT OF FILING FEE

                    -----------------------------------------------------------------------------------------------------------------------

                                  $218,079                                                                              $20.06

                    -----------------------------------------------------------------------------------------------------------------------

+ Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 213,000 shares of common stock of PCD Inc. having an aggregate value of $218,079 as of April 22, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee was calculated by multiplying the transaction value by $92.00 per million or .000092.

          [ ]     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid:               Not Applicable.

                        Form Or Registration No.:             Not Applicable.

                        Filing Party:                            Not Applicable.

                        Date Filed:                             Not Applicable.

          [ ]     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                 Check the appropriate boxes below to designate any transactions to which the statement relates:

                        [ ]     third party tender offer subject to Rule 14d-1.

                        [X]    issuer tender offer subject to Rule 13e-4.

                        [ ]     going-private transaction subject to Rule 13e-3.

                        [ ]     amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

___________________________

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 693 18P 106.

* * * * *

ITEM 1. SUMMARY TERM SHEET.

          The information set forth under "Summary Term Sheet" in the Offer to Exchange all Outstanding Options for New Options dated April 22, 2002 ("Offer to Exchange"), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

          (a) The name of the issuer is PCD Inc., a Massachusetts corporation ("PCD" or the "Company"). The address of its principal executive offices is 2 Technology Drive, Peabody, Massachusetts 01960-7977. The telephone number at that address is (978) 532-8800.

          (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange most of the options outstanding under the 1996 Stock Plan (the "1996 Plan") to purchase approximately 213,000 shares of the Company's Common Stock, par value $0.01 per share ("Option Shares"), for new options that will be granted under the 1996 Plan (the "New Options"), upon the terms and subject to the conditions set forth under "The Offer" in the Offer to Exchange. If you are not an employee of PCD or one of its subsidiaries, or if you received your first option grant under the 1996 Plan after January 1, 2002, you will not be eligible to accept the Offer. The information set forth under "The Offer" in the Offer to Exchange is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 8 ("Price range of shares underlying the options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

          (a) The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

          (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 2 ("Number of options; Expiration Date"), Section 4 ("Procedures for tendering options"), Section 5 ("Withdrawal rights and change of election"), Section 6 ("Acceptance of options for exchange and issuance of new options"), Section 7 ("Conditions of the offer"), Section 9 ("Source and amount of consideration; terms of new options"), Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer"), Section 13 ("Legal matters; regulatory approvals"), Section 14 ("Material U.S. federal income tax consequences"), and Section 15 ("Extension of offer; termination; amendment") are incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

          Not applicable.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

          (a) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

          (b) The information set forth in the Offer to Exchange under Section 12 ("Status of options acquired by us in the offer; accounting consequences of the offer") is incorporated herein by reference.

          (c) The information set forth in the Offer to Exchange under Section 3 ("Purpose of the offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          (a) The information set forth in the Offer to Exchange under Section 9 ("Source and amount of consideration; terms of new options") and Section 16 ("Fees and expenses") is incorporated herein by reference.

          (b) Not applicable.

          (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          (a) Not applicable.

          (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of directors and officers; transactions and arrangements concerning the options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

          (a) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

          (a) The information set forth on pages 23 through 41 of PCD's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 is incorporated herein by reference. The information set forth in Section 18 ("Miscellaneous") of the Offer to Exchange, regarding the locations at which our Annual Report on Form 10-K can be inspected and copies obtained, is incorporated herein by reference.

          (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

          (a) The information set forth in the Offer to Exchange under Section 13 ("Legal matters; regulatory approvals") is incorporated herein by reference.

          (b) Not applicable.

ITEM 12. EXHIBITS.

          (a)(1) Offer to Exchange all Outstanding Options for New Options dated April 22, 2002.

             (2) Election Form.

             (3) Announcement of Option Exchange Program from John L. Dwight, Jr., dated April 22, 2002.

             (4) Notice to Change Election from Accept to Reject.

             (5) Form of Promise to Grant Stock Option(s).

             (6) PCD Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the SEC on March 20, 2002 and incorporated by reference.

                 (b) Not applicable.

                 (d)(1) PCD Inc. 1996 Stock Plan

                 (g) Not applicable.

                 (h) Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

          (a) Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                                                                    PCD Inc.

                                                                                    By:   /s/ John L. Dwight, Jr.
                                                                                          John L. Dwight, Jr.
                                                                                          President and Chief Executive Officer

Date: April 22, 2002

INDEX TO EXHIBITS

EXHIBIT
NUMBER          DESCRIPTION

(a)(1)                Offer to Exchange all Outstanding Options for New Options dated April 22, 2002.

(a)(2)                Election Form.

(a)(3)                Announcement of Option Exchange Program.

(a)(4)                Notice to Change Election from Accept to Reject.

(a)(5)                Form of Promise to Grant Stock Option(s).

(d)(1)                PCD Inc. 1996 Stock Plan